Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-190038 March 13, 2014

XVZ

iPath® S&P 500 Dynamic VIX ETN

Summary

Investor Demand For a New Volatility Product

Investor usage and feedback identifies demand for a volatility product addressing:

Cost of holding short-term volatility during equity bull markets Lower responsiveness of mid-term volatility during periods of high volatility

Dynamic VIX Concept Framework

Investment designed to react positively to volatility (not pure alpha or arbitrage) that:

Allocates between long or short position in shorter -dated VIX® futures in high and low volatility environments, respectively, combined with a core long mid-term VIX® futures position Uses daily market signals for switching between long/short position in short-dated VIX® futures based on backwardation or contango of implied volatility

XVZ: iPath® S&P 500 Dynamic VIX ETN

Listed on Aug 17th 2011 on NYSE Arca under ticker XVZ Linked to the S&P 500® Dynamic VIX Futures TM Index

For Institutional Investors only. Not for onward distribution to retail investors. Page 2

How can VIX ETNs be used as portfolio hedges

The iPath® S&P 500 VIX Short-Term Futures TM ETN (VXX) and the iPath® S&P 500 VIX Mid-Term Futures TM ETN (VXZ) have historically demonstrated negative correlation with S&P 500® returns The negative correlation is convex: greater reaction to large decreases in the equity markets than to large increases Convexity of VXX is larger compared to VXZ, but VXZ has performed better during equity bull markets

40%

40%

30% 30% 20% VXX 1 month return 20% 10% 10% 0% 0% 1 VXZ 1 month return

VXX -10% -10% -20% -20%

-30% -30%

-12% -8% -4% 0% 4% 8% 12% -12% -8% -4% 0% 4% 8% 12% SPY 1 month return SPY 1 month return

Source : Bloomberg, 1/30/2009 - 4/30/2013.

For Institutional Investors only.Not for onward distribution to retail investors.

You should not rely on historical information. Such historical information is not indicative of future performance. For current iPath ETN performance, please Page 3 visit www.iPathETN. com

Convexity can come at a cost

VIX® futures term structure can cause a drag on the performance of the ETNs

The market for VIX® futures tends to trade in contango 1 during low volatility periods

VXX tends to suffer a greater negative roll yield2 than VXZ as the curve tends to be steeper at the front end.

Volatility term structure is typically upward sloping during “normal” times

20%

Level 19% Volatility 18%

17% Roll between 4M and 7M futures

Implied 16%

Future 15% Roll between 1M and 2M futures

VIX 14%

0 1 2 3 4 5 6 7 8

Time to Expiration (Months)

FOR ILLUSTRATIVE PURPOSES ONLY

1: When the prices of futures contracts for distant delivery months are higher than prices of futures contracts with nearer delivery months, the futures curve is said to be in “contango” .

2: In the context of investment strategies in the futures markets, “roll yield” is commonly referred to describe the returns that occur over and above the changes in the spot returns. See appendix: “Index Roll Yield/Cost”

For Institutional Investors only. Not for onward distribution to retail investors. Page 4

VXX & VXZ


120%
100%
80%
60%
40%
20%
0%
Performance as a % of initial value
VXX
VXZ
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14

VXX

- Has performed better during high or increasing volatility environments
- Daily trading volumes are higher, suggesting a shorter holding period
- Higher short interest, suggesting that more investors are both taking long and short positions

VXZ

- Has performed better during low volatility environments
- Daily trading volumes are lower, suggesting a longer holding period
- Lower short interest, suggesting that more investors are long-only

Source: Bloomberg, 1/29/2009 – 2/28/2014

For Institutional Investors only. Not for onward distribution to retail investors.

Disclaimer: With short sales, in investor faces the potential for unlimited losses as the security's price rises. **You should not rely on historical information. Such historical information is not indicative of future performance. For current iPath ETN performance, please visit www.iPathETN.com**

Page 5

Can we do better

Question:

Can we construct a dynamic strategy that provides positive performance during times of equity volatility that has enhanced features compared to VXZ or VXX

One potential answer:

Begin with a core position of VXZ held in all market circumstances

During “normal” times of low or decreasing volatility: target an enhanced performance via a short position in VXX

During “stressful” times of high or increasing volatility: target a high reactivity by switching to a long position in VXX

The Million Dollar Question:

How to identify _normal and stressful regimes ?

For Institutional Investors only. Not for onward distribution to retail investors.

Term structure signal

On a hypothetical historical basis, the shape of the volatility curve has tended to be indicative of the future returns on shorter-dated VIX® futures

- Front-month VIX® Futures daily returns have typically been negative on average if the volatility term structure was in contango during the period.
- As the volatility term structure moved towards strong backwardation, average returns typically became positive.



Front-month VIX® futures average daily returns
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
Contango
Strong Backwardation
< 0.90
0.9-1.0
1.0-1.05
1.05-1.15
>1.15
VIX/VXV Ratio



VIX® Index
Backwardation
Contango
VIX Index
1month/3month Term Structure Ratio
1m/3m ratio
0
10
20
30
40
50
60
70
80
90
0.7
0.8
0.9
1
1.1
1.2
1.3
1.4
1.5
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Mar-13
Sep-13

Source: Bloomberg, 9/12/2007– 2/28/2014

For Institutional Investors only. Not for onward distribution to retail investors.

Individual futures returns are for illustrative purposes only and do not represent actual performance of any Index or ETN. Futures returns do not reflect the investor fee or any other transaction costs and expenses. Past performance is not indicative of future results. For current ETN performance go to www.iPathETN.com

Page 7

iPath

Dynamic VIX

The **S&P 500® Dynamic VIX Futures™ Index** is designed to offer efficient exposure via a dynamic investment in volatility

Uses the volatility term structure ratio to determine whether to be long or short

- Ratio of 1-month / 3-month Implied volatilities (VIX® Index /VXV® Index)

S&P 500® Dynamic VIX Futures™ Index aims to have:

- reduced "roll cost" during normal or low volatility regimes (contango)
- increased exposure to VIX® Index only when volatility is at elevated levels (backwardation)*



Contango
Backwardation
Short-term VIX futures
Medium-term VIX futures
Ratio: <0.9
I. Strong Contango
70%
-30%
0.9-1.0
II. Weak Contango
80%
-20%
1.0-1.05
III. Weak Backwardation
100%
1.05-1.15
IV. Backwardation
25%
75%
>1.15
V. Strong Backwardation
50%
50%
FOR ILLUSTRATIVE PURPOSES ONLY

For Institutional Investors only. Not for onward distribution to retail investors.
* There can be no assurance that the index will accurately predict the market volatility over time. As a result, if the index fails to accurately predict trends of volatility, it may not be successful in correctly allocating between Short-term VIX futures and Medium-term VIX futures. See "Disclaimer" for more information

Page 8
BARCLAYS

Index performance



Performance as a % of initial value
250
200
150
100
50
0
Jun-11
Aug-11
Oct-11
Dec-11
Feb-12
Apr-12
Jun-12
Aug-12
Oct-12
Dec-12
Feb-13
Apr-13
Jun-13
Aug-13
Oct-13
Dec-13
Feb-14
S&P 500 Dynamic VIX Futures™ TR Index
S&P 500 VIX Short-Term Futures™ TR Index
S&P 500 VIX Mid-Term Futures™ TR Index
S&P 500® TR Index

	S&P 500 Dynamic VIX Futures™ TR Index	S&P 500 VIX Short-Term Futures™ TR Index	S&P 500 VIX Mid-Term Futures™ TR Index	S&P 500® TR
Annualized Returns	-11.0%	-54.5%	-35.3%	17.6%
Annualized Volatility	21.9%	72.8%	33.4%	17.0%
Correlation vs. S&P 500® Index	-64.4%	-80.6%	-79.1%	100.0%
Correlation vs. VIX® Index	50.7%	90.8%	80.9%	-81.2%

Source: Bloomberg 6/13/2011 – 2/28/2014
For Institutional Investors only. Not for onward distribution to retail investors.
The S&P 500® VIX Short-Term and Mid-Term Futures™ Indices were launched in January 2009, the S&P 500® Dynamic VIX Futures™ Index was launched in June 2011. **Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect the investor fee or any other transaction costs or expenses. Indices are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.**

Page 9

Hedging an equity portfolio

Hypothetical portfolios with 90%/10% and 85%/15% allocations to S&P 500® Total Return and S&P 500 ® Dynamic VIX Futures TM Index (“Dynamic VIX”)

165 155 145 135 125

115

100%S&P 500 TR Index 105

5% Dynamic VIX, 95% S&P 500 TR Index

95 10% Dynamic VIX, 90% S&P 500TR Index 85 Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13

5% Dynamic VIX, 95% 10% Dynamic VIX, 90% 100% S&P 500® TR S&P 500® TR S&P 500® TR

Annualized Returns 17.6% 16.3% 15.0% Annualized Volatility 17.1% 15.3% 13.8% Returns/Vol Ratio 1.03 1.06 1.09 Max drawdown 1 -18.4% -15.4% -13.2%

Source: Bloomberg, 6/13/11 - 2/28/2014

For Institutional Investors only. Not for onward distribution to retail investors.

1. Max Drawdown represent the maximum percentage decline of an index price between any starting and ending point in time.

Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect the investor fee or any other transaction costs or expenses. Indices are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future Page 10 results.

Appendices

Monthly index returns

iPath

S&P 500® Dynamic VIX Futures™ Index

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2009													
2010													
2011						-1.2%	-6.0%	38.8%	9.6%	-12.0%	3.6%	-1.8%	26.5%
2012	1.4%	3.0%	-2.1%	-2.2%	2.3%	-0.6%	-2.9%	1.6%	-6.0%	-5.4%	-3.9%	-2.8%	-16.7%
2013	-9.4%	-3.4%	1.5%	-5.2%	3.5%	6.2%	-6.0%	0.5%	-3.9%	-6.9%	-0.6%	-5.6%	-26.6%
2014	-0.1%	-5.4%											-5.4%

S&P 500® VIX Mid-Term Futures™ Index

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2009		6.6%	2.6%	-7.2%	-14.6%	-3.5%	0.0%	2.3%	-3.4%	-2.5%	0.9%	-7.8%	-23.6%
2010	-3.6%	-5.2%	-3.8%	7.0%	23.8%	10.5%	-13.3%	8.1%	-5.8%	-14.0%	-0.4%	-10.8%	-13.2%
2011	-12.0%	-3.8%	-1.7%	-6.9%	-2.5%	1.4%	-3.3%	28.8%	16.7%	-16.0%	7.6%	-8.2%	-7.6%
2012	-9.7%	1.3%	-17.4%	-0.8%	13.1%	-12.2%	-5.7%	-2.5%	-17.8%	-5.8%	-10.6%	-0.4%	-52.9%
2013	-18.6%	-3.1%	-3.2%	-6.7%	6.0%	8.5%	-16.6%	6.5%	-7.5%	-4.2%	-5.3%	-7.8%	-43.8%
2014	3.2%	-4.2%											-1.1%

S&P 500® VIX Short-Term Futures™ Index

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2009		5.4%	4.4%	-17.5%	-18.3%	-10.8%	-9.0%	-4.5%	-15.9%	-3.1%	-16.0%	-16.3%	-64.9%
2010	-5.6%	-18.1%	-19.1%	0.4%	38.0%	7.9%	-28.2%	-3.4%	-20.2%	-24.4%	-5.6%	-24.1%	-72.0%
2011	-14.3%	-6.3%	-1.9%	-21.5%	-8.3%	-0.9%	11.6%	66.2%	38.8%	-24.2%	2.0%	-13.9%	-3.7%
2012	-24.8%	-7.9%	-32.6%	-1.1%	28.7%	-29.0%	-9.2%	-15.5%	-22.7%	5.5%	-21.9%	7.0%	-77.9%
2013	-22.9%	0.7%	-17.2%	-6.0%	2.6%	7.3%	-27.8%	13.3%	-13.0%	-12.7%	-11.6%	-6.0%	-65.7%
2014	17.3%	-13.1%											1.9%

Source: Bloomberg, 1/31/2009 – 2/28/2014

For Institutional Investors only. Not for onward distribution to retail investors.

The S&P 500® VIX Short-Term and Mid-Term Futures™ Indices were launched in January 2009, the S&P 500® Dynamic VIX Futures™ Index was launched in June 2011. **Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect the investor fee or any other transaction costs or expenses. Indices are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.**

Page 12

BARCLAYS

Index allocations

Historical target allocation of the S&P 500® Dynamic VIX Futures™ Index to the S&P 500® VIX Short-Term Futures™ Index and the S&P 500® VIX Mid-Term Futures™ Index.



170
150
130
110
90
70
50
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Target Allocations*:
50% Sht, 50% Mid
25% Sht, 75% Mid
0% Sht, 70% Mid
-20% Sht, 80% Mid
-30% Sht, 70% Mid
Indices:
Dynamic VIX Index
S&P 500 TR Index

Source: Bloomberg, 6/13/2011 – 2/28/2014
*Target allocations are calculated from the Ratio of 1-month / 3-month Implied volatilities (VIX® Index /VXV® Index). Effective allocations are derived from the target allocation, by constraining a maximum change of 12.5% from the previous day, for each of the two indices separately.
For Institutional Investors only. Not for onward distribution to retail investors.
The S&P 500® VIX Short-Term and Mid-Term Futures™ Indices were launched in January 2009, the S&P 500® Dynamic VIX Futures™ Index was launched in June 2011. **Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect the investor fee or any other transaction costs or expenses. Indices are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.**

Page 13

Index roll cost/yield

Roll cost or yield is an important component of volatility index returns and will depend on the shape of the futures curve, i.e., backwardated (downward sloping) or contango (upward sloping)

Backwardation Contango

Price Price

Time to expiry Time to expiry

FOR ILLUSTRATIVE PURPOSES ONLY

Assuming the price and shape of the futures curve remain constant and a long position in a futures contract is rolled:

In contango, a cheaper contract will be sold and a more expensive contract purchased, creating a negative

“roll cost”,which can negatively impact a long position in a futures contract

In backwardation, a more expensive contract will be sold and a cheaper contract purchased, creating a positive “rollyield”, which can positively impacta long position in a futures contract

For Institutional Investors only. Not for onward distribution to retail investors. Page 14

VIX® futures can be costly

VIX® futures contracts have traded in contango for most of the time since their launch in 2005,

creating negative “roll cost” for VXX and VXZ Contango has been steeper for short-term futures: greater roll cost for VXX XVZ’s roll yield determined FuturesTM by its allocation to VIX Short and Mid-term Indices

Estimated Monthly Roll Yield/Cost*

25.0%

20.0% S&P 500 VIX Short-Term FuturesTM TR Index S&P500 VIX Mid-Term FuturesTM TRIndex 15.0% S&P 500 Dynamic VIX FuturesTM TR Index

10.0% 5.0% 0.0% -5.0% -10.0% -15.0% -20.0%

Jan-09 Jul-09 Jan-10 Jul-10 Jan-11 Jul-11 Jan-12 Jul-12 Jan-13 Jul-13 Jan-14

* Source: Bloomberg, 1/29/2009 - 2/28/2014 Roll yield estimated using the slope of the VIX futures curve, weighted according to index weightings,

Disclaimer: Index returns arefor illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect the investor fee or any other transaction costs or expenses. Indices are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results. For current Index and ETN performance, go to www.iPathetn. com Page 15

iPath® resources

Online

iPath website

www.ipathetn.com

XVZ Product page

http://ipathetn.com/product/XVZ

iPath® Volatility ETNs

http://www. ipathetn.com/static/pdf/volatility _etns.pdf

Basics of VIX ETNs

http://www.ipathetn.com/us/downloads/pdf/VIX-basics. pdf

Bloomberg

XVZ product page XVZ <Equity> DES <Go> Intraday Ind.

Value XVZIV <Index> <Go> Underlying Index SPDVIXTR <Index> <Go> VIX Futures VIX <Index> CCRV <Go>

For Institutional Investors only. Not for onward distribution to retail investors.

Sales Contacts iPath general enquiries 877-764-7284 Barclays iPath 212-528-7990 RIA coverage team 212-528-4930 Insurance coverage team 212-528-8707 Regional Bank coverage team 212-526-4197 Private Bank coverage team 212-528-6428

Additional Contacts

ETN / ETF Trading 212-526-8979 Equities Structuring 212-528-1126 Press Office 212-412-7545

Investor Relations +44 (0)20 7773 2269

Glossary of terms

Tail Risk Hedging: Investment positions created to limit losses that would occur in case of extreme downward market moves. The technical definition of tail risk is a portfolio value move of at least three standard deviations from the mean return.

VXX: The iPath® S&P 500 VIX Short-Term Futures TM ETN VXZ: The iPath® S&P 500 VIX Mid-Term Futures TM ETN

SPY: SPDR S&P 500 ETF Trust

Short term VIX® futures: The S&P 500 VIX Short-Term Futures TM Index ER Mid-term VIX® futures: The S&P 500 VIX Mid-Term Futures TM Index ER

The VIX® Index: The CBOE Volatility Index®, a measure of the market expectations for the forward looking 1month volatility of the S&P 500®

The VXV® Index: The CBOE S&P® 500 3-Month Volatility Index, a measure of market expectations for forward looking 3-month volatility of the S&P 500® Implied Volatility Term Structure: The ratio between the VIX® Index and the VXV® Index

For Institutional Investors only. Not for onward distribution to retail investors. Page 17

Selected risk considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or “call” a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

The Performance of the Underlying Index is Unpredictable: An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index. Because the performance of such index is linked to futures contracts on the CBOE® Volatility Index (the “VIX Index”), the performance of the underlying index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the underlying index. Additional factors that may contribute to fluctuations in the level of such index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

Dynamic Allocation of Underlying Index: The value of the underlying index will depend upon the success of such index in dynamically allocating between the short-term and mid-term volatility futures components. The allocation of such index is based on implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal. Additionally, such index may allocate to short as well as long positions in the index components and is not guaranteed to react positively to increased levels of market volatility.

For Institutional Investors only. Not for onward distribution to retail investors. Page 18

Selected risk considerations (cont'd)

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC. assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

"Standard & Poor's®", "S&P 500®", "S&P®", "S&P 500® Total Return", "S&P 500 VIX Short-Term Futures™", "S&P 500 VIX Mid-Term Futures™" and "S&P 500® Dynamic VIX Futures™" are trademarks of Standard & Poor's Financial Services, LLC ("S&P") and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). These trademarks have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by Barclays Bank PLC. "CBOE®", "VIX®" and "BuyWrite" are trademarks of the Chicago Board Options Exchange, Incorporated ("CBOE") and have been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by Barclays Bank PLC. This document is not sponsored, endorsed, or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, or any of their respective subsidiaries or affiliates (collectively, "S&P Dow Jones Indices") or by CBOE. S&P Dow Jones Indices and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETNs or to any member of the public regarding the advisability of investing in securities generally or in the ETNs or in the ability of the indices to track market performance.

© 2014 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

For Institutional Investors only. Not for onward distribution to retail investors.

Page 19